UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras confirms New Gas Discovery in Colombia

—

Rio de Janeiro, August 3, 2026 – Petróleo Brasileiro S.A. - Petrobras informs a new gas discovery in the Sandia-1 exploratory well, located in Block GUA-OFF-O in deep waters offshore Colombia.

The Sandia-1 well is located approximately 42 kilometers from the coast, at a water depth of 1251 meters and 18 kilometers from the Sirius-1 (discovery) and Sirius-2 (appraisal) wells and 9 kilometers from the Copoazu-1 well (discovery), highlighting the gas potential in Colombia´s offshore, adding volumes that will contribute to the region´s energy security.

The drilling of the Sandia-1 well started on 06/12/2026 and reached its final depth on 07/29/2026 following high operational standards and respecting the environment and people. The zones where gas was detected are being carefully evaluated through well logs and will later be analyzed in the laboratory analyses.

Petrobras’ activities in Block GUA-OFF-0 are aligned with the company’s long-term strategy, aiming to replenish oil and gas reserves through exploration of new frontiers and partnerships with other companies, contributing to the supply of global energy demand during the energy transition.

Petrobras, through its subsidiary Petrobras International Braspetro B.V – Colombia Branch (PIB-COL), acts as the operator of the consortium (44.44% interest), in partnership with Ecopetrol S.A. (55.56% interest).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Guajira Basin
44,44%
55,56%
Atlantic Ocean
-3000m
-2000m
-1000m
-500m
Sandia-1
Copoazu-1
Sirius-1
Sirius-2
Riohacha
70,7Km
42Km
Santa Marta
Colombia
LEGEND
Cities
Wells
Bathymetry
Sirius Appraisal Plan
Territorial Limit
0
12,5
25
Km

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer